CH Real Estate II, Inc.

175 South Main Street

Suite 1500

Salt Lake City, Utah 84111

December 12, 2014

Eric McPhee

Securities and Exchange Commission

Washington, DC 20549

Re:

CH Real Estate II, Inc.

Form 10-K

Filed May 13, 2014

File No. 333-179424

Dear Mr. McPhee:

Find below our responses to your comments regarding the statement of cash flows and internal controls.

Form 10-K for the year ended December 31, 2013

Statements of Cash Flows, page F-5

1.

We note that the total cash on your statement of cash flows does not agree to the cash balance on your balance sheet, and the difference is the construction in progress balance of $200,284, which appears to have been inadvertently omitted from your Statement of cash flows. Please restate your Statement of cash flows to correct this error.

We have updated the Statements of Cash Flows to include this inadvertent omission. Please see page F-5 of the 10-K.

Item 9A. Controls and Procedures, page 16

2.

Please explain to us how you determined that disclosure controls and procedures were effective despite your conclusion that internal control over financial reporting was not effective as of December 31, 2013.  In addition, please identify and disclose any material weaknesses in internal control over financial reporting identified by management. Refer to Item 308(a)(3) of Regulation S-K.

The company’s disclosure controls and procedures are effective as the company only has one employee, Curt Hansen, the CEO, who is aware of all updates regarding the company requiring disclosure.  The internal controls over financial accounting are not effective because the company can’t afford to hire independent directors for an audit committee, a CFO, a controller, or other full-time personnel with accounting expertise, and the company simply isn’t large enough to establish and maintain effective financial controls and procedures and to conduct complex accounting controls.

I hereby acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review and attention in this matter. Please contact the Company’s corporate counsel, Lance Brunson, at (801)303-5721.

Sincerely,

/s/Curt Hansen

Curt Hansen, CEO